Exhibit 99.1


Mr. Larry P. Kunz							December 9, 2011
Director
Chromcraft Revington, Inc.
1330 Win Hentschel Boulevard, Suite 250
West Lafayette, IN  47906

From:	Kenneth R. Skarbeck, Managing Member of Aldebaran
Capital, LLC; Owners of 7.7% of Chromcraft Revington,
Inc. common stock according to 13D filing 10-29-08

Dear Mr. Kunz:

     I am writing to express my opposition to the contemplated 240,000 share grant of "performance shares" to Chromcraft Revington, Inc.'s CEO.

     Chromcraft has not recorded an operating profit since the second quarter of 2006. For the first nine months of 2011, operating losses were $3.9 million and the price of the company's common stock is down about 50%.
Shareholders have the right to ask, "What is the Board's definition of performance?"

     Our analysis suggests the "intrinsic value" of Chromcraft's stock is currently somewhere above $3 per share. Thus, the contemplated grant of 240,000 shares possesses a current value far in excess of the stock market's appraisal. We hope that this relationship between market price and intrinsic value is understood by Chromcraft's Board anytime our company's stock is used as a currency.

     I am not opposed to properly structured incentive compensation. In situations like this, where the market price is significantly below intrinsic value, we suggest a hurdle price above the current market price. Another recommendation would be a performance grant contingent on the company recording an operating profit. In both cases, business performance is required and shareholders are treated with integrity.

     I hope you will take this discussion into consideration when determining whether the conditions for the stock grant have been met.

     Lastly, I would like to become a director of Chromcraft Revington, Inc. I would prefer to be named to the Board prior to a proxy vote at the annual meeting - in other words, as soon as the company could make the necessary arrangements. If this is unachievable, I have attached for your review a notice of nomination in accordance with the company's By-Laws and procedures.


Sincerely,


Kenneth R. Skarbeck


cc: Theodore L. Mullett, John D. Swift, David L. Kolb